Exhibit 12.1

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Earnings:
Net income	$1,479	$(13,170)	$(2,877)	$(17,905)
Interest expense	17,166	19,147	51,109	59,197
Less: Interest capitalized during the period Note (A)	(443)	–	(443)	–
Portion of rental expense representing interest	14	25	50	82
Total earnings	$18,216	$6,001	$47,839	$41,374

Fixed Charges:
Interest expense	$16,723	$19,147	$50,666	$59,197
Interest capitalized during the period	443	–	443	–
Portion of rental expense representing interest	14	25	50	82
Total	$17,179	$19,171	$51,158	$59,279

Ratio of Earnings to Fixed Charges	1.06	0.31	0.94	0.70

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Earnings:
Net income	$1,479	$(13,170)	$(2,877)	$(17,905)
Interest expense	17,166	19,147	51,109	59,197
Less: Interest capitalized during the period Note (A)	(443)	–	(443)	–
Portion of rental expense representing interest	14	25	50	82
Total earnings	$18,216	$6,001	$47,839	$41,374

Combined Fixed Charges and Preference Dividends:
Interest expense	$16,723	$19,147	$50,666	$59,197
Interest capitalized during the period	443	–	443	–
Portion of rental expense representing interest	14	25	50	82
Preferred Stock Dividends	2,731	1,627	6,812	4,882
Total	$19,910	$20,799	$57,970	$64,161

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.91	0.29	0.83	0.64

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.